Exhibit 99.1

Besra celebrates restart of operations at Bong Mieu in Vietnam

Toronto, 10 June 2014: Besra (TSX: BEZ) (ASX: BEZ) (Frankfurt:OP6) has celebrated the re-opening of its Bong Mieu mine in central Vietnam with a ceremonial underground blast. The event, attended by company representatives and local officials, marks the return to operations by the property after it was shut down in November last year following a series of severe weather events.

Besra CEO John Seton said, “We are very pleased to announce that Bong Mieu will now recommence operations after what has been a particularly difficult period in our company’s history.  Late last year we were hit with not one, but two typhoons, quickly followed by a severe tropical rain storm, which destroyed the access road to our site at no less than five locations, as well as causing significant damage on site. After more than six months of hard work by our staff and contractors, we will be recommencing mining operations shortly, with the plant and production ramping up to normal levels in the following months.”

Dewatering of the underground mine is at 95% and will be fully completed within days.  45 employees are now working on site with up to 300 to be called back to duty by the end of June. Mining equipment that had been temporarily transferred to Besra’s other property at Phuoc Son, has been transported back to Bong Mieu for the return to operations.

Besra is continuing to pursue its property loss and business interruption insurance claim resulting from the typhoon damage.

… ends …

Photo: Bong Mieu staff makes a spiritual offering for success at the entrance to the Nui Kem underground mine at the ceremonial blast ceremony.

Besra Gold Inc
John A G Seton
Chief Executive Officer

Besra – www.besra.com
Besra is a diversified gold mining company focused on the exploration, development and mining of mineral properties in South East Asia. The Company has four key properties; the Bau Goldfield in East Malaysia, Bong Mieu and Phuoc Son in Central Vietnam, and Capcapo in the Philippines. Besra expects to expand existing gold capacity in Vietnam over the next two years and is projecting new production capacity from the Bau gold project during 2016.

Cautionary Note Regarding Forward-Looking Statements
Certain of the statements made and information contained herein is “Forward-looking information” within the meaning of applicable securities laws, including statements concerning our plans at our producing mines and exploration projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; and risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management’s discussion and analysis released by the Company. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment in the jurisdictions within which the Company operates will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

For Further Information
James W Hamilton
Investor Relations
T: +1 (416) 572 2525
TF: 1 888 902 5522 (North America)
E:  ir@besra.com

Steve Wilson
Corporate Communications
T: +64 9 9121765
M: +64 21675660
TF: 800 308 602 (Australia)
E: steve.wilson@besra.com